Issuer Free Writing Prospectus

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration No. 333-190893

October 2, 2013

This free writing prospectus relates to the initial public offering of common stock of Potbelly Corporation and should be read together with the preliminary prospectus dated September 23, 2013 relating to the offering (the “Preliminary Prospectus”) included in Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-190893), which may be accessed at: http://www.sec.gov/Archives/edgar/data/1195734/000119312513373931/d435665ds1a.htm. On October 2, 2013, Potbelly Corporation filed Amendment No. 4 to the Registration Statement (“Amendment No. 4”) to which this communication relates and which may be accessed at: http://www.sec.gov/Archives/edgar/data/1195734/000119312513387942/d435665ds1a.htm.

This free writing prospectus supplements and updates and, to the extent inconsistent, supersedes the information contained in the Preliminary Prospectus, primarily to reflect an expected public offering price range of between $12.00 and $13.00 per share. The information contained herein reflects, and therefore does not supersede, the information contained in Amendment No. 4. You should read the entire Preliminary Prospectus and Amendment No. 4 carefully, including the financial data and related notes and the section entitled “Risk Factors,” together with this free writing prospectus, before deciding to invest in these securities. Unless otherwise indicated or the context otherwise requires, references in this free writing prospectus to the “company,” “Potbelly,” “we,” “us” and “our” refer to Potbelly Corporation and its consolidated subsidiaries. Other defined terms used in this free writing prospectus have the meanings set forth in the Preliminary Prospectus.

The company has amended the “Prospectus Summary—The Offering” section to read as follows:

The Offering

Common stock offered by us	7,353,558 shares

Common stock offered by the selling stockholders	146,442 shares

Common stock to be outstanding immediately after the completion of this offering	28,006,535 shares

Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to an additional 1,125,000 shares.

Use of proceeds	We expect to receive net proceeds, after deducting estimated offering expenses and underwriting discounts and commissions payable by us, of approximately $83.9 million (or $97.0 million if the underwriters exercise their option to purchase the additional shares in full), based on an assumed offering price of $12.50 per share (the midpoint of the price range set forth on the cover page of this prospectus).

We intend to use the net proceeds from the sale of common stock by us in this offering (i) to pay a previously-declared cash dividend of approximately $49.9 million on shares of our common and preferred stock outstanding on the day immediately prior to the closing date of this offering, (ii) to repay borrowings under our credit facility and (iii) for working capital and general corporate purposes. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. See “Use of Proceeds” and “Principal and Selling Stockholders.”

Dividend policy	Our board of directors declared a cash dividend in an aggregate amount of approximately $49.9 million, which is payable on shares of our common and preferred stock outstanding on the day immediately prior to the closing date of this offering. The dividend will be paid from the net proceeds of this offering and will not be paid on any shares purchased in this offering. We do not otherwise pay cash dividends on our common stock and do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determinations relating to our dividend policies will be made at the discretion of our board of directors and will depend on various factors. See “Dividend Policy.”

Risk factors	You should read carefully the “Risk Factors” section of this prospectus for a discussion of factors that you should consider before deciding to invest in shares of our common stock.

Proposed Nasdaq Global Select Market symbol	“PBPB”.

Unless otherwise indicated, all information in this prospectus relating to the number of shares of common stock to be outstanding immediately after the completion of this offering is based on the number of shares outstanding as of September 26, 2013 and:

•	assumes the conversion of all outstanding shares of all series of our preferred stock into an aggregate of 16,280,066 shares of common stock immediately prior to the completion of this offering;

•	assumes the effectiveness of our amended and restated certificate of incorporation and amended and restated by-laws, which we will adopt prior to the completion of this offering;

•

excludes outstanding options to purchase 4,745,577 shares of our common stock at a weighted average exercise price of $8.99 per share, of which options to purchase 4,247,662 shares at a weighted average exercise price of $8.62 were vested as of such date (except for an assumed 21,042 shares that will be issued and sold in this offering by certain selling stockholders upon the cashless exercise of options to purchase 82,000 shares, assuming an initial public offering price of $12.50 per share, which are included in shares of common stock to be outstanding after this offering), and an exercisable warrant to purchase 241,704 shares of our common stock at a price of $8.16 per share. See “Executive and Director Compensation” and “Related Party Transactions;”

•

excludes 1,500,000 shares of our common stock reserved for future grants under our 2013 Long-Term Incentive Plan, including options to purchase 395,000 shares of our common stock with exercise prices equal to the initial public offering price to be granted effective with this offering; and

•	assumes no exercise by the underwriters of their option to purchase up to 1,125,000 additional shares.

Shares being sold by certain of the selling stockholders in this offering will be obtained by the cashless exercise of outstanding options to purchase 82,000 shares held by them. See “Principal and Selling Stockholders.” Accordingly, assuming no change in the 7,500,000 shares being sold in this offering, an increase or decrease in the assumed initial public offering price of $12.50 per share would increase or decrease the 21,042 shares assumed to sold by such selling stockholders and would result in an equivalent decrease or increase in the number of shares being sold by us. For example, an increase in the assumed initial public offering price to $13.50 per share would increase the shares sold by such selling stockholders to 23,592 shares (for a total of 148,992 shares sold by all selling stockholders) and would decrease the shares sold by us to 7,351,008, so that the total number of shares sold pursuant to this offering remains unchanged at 7,500,000 shares.

Except for pro forma and pro forma as adjusted data and as otherwise indicated, financial data does not give effect to the conversion of all outstanding shares of all series of our preferred stock and the exercise after June 30, 2013 of all outstanding Series F warrants.

The company has amended the “Prospectus Summary — Summary Consolidated Financial and Other Data” section to read as follows:

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth our summary consolidated financial and other data as of the dates and for the periods indicated. The summary consolidated financial data as of December 30, 2012 and December 25, 2011 and for each of the two fiscal years in the period ended December 30, 2012 presented in this table have been derived from the audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data as of December 26, 2010 and for the fiscal year then ended have been derived from our audited consolidated financial statements for such year, all of which are included in this prospectus, except for the consolidated balance sheet. The summary consolidated interim financial data as of and for the 26 weeks ended June 30, 2013 and for the 26 weeks ended June 24, 2012 have been derived from the unaudited condensed interim consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results to be expected for future periods, and our interim results are not necessarily indicative of the results to be expected for the full fiscal year.

Our fiscal year ends on the last Sunday of each year. The first three quarters of our fiscal year consist of 13 weeks and our fourth quarter consists of 13 weeks for 52-week fiscal years and 14 weeks for 53-week fiscal years. The fiscal years ended December 25, 2011 and December 26, 2010 each had 52 weeks. The fiscal year ending December 30, 2012 had 53 weeks.

This summary consolidated financial and other data should be read in conjunction with the disclosures set forth under “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus.

	Fiscal Year Ended			26 Weeks Ended
	December 26, 2010	December 25, 2011	December 30, 2012	June 24, 2012	June 30, 2013
	($ in thousands, except per share data)
Consolidated Statements of Operations Data:
Total revenues	$220,573	$237,966	$274,914	$131,537	$146,930

Expenses:
Sandwich shop operating expenses:
Cost of goods sold, excluding depreciation	63,009	68,491	79,847	38,151	42,753
Labor and related expenses	63,506	67,036	77,479	36,841	40,995
Occupancy expenses	25,238	26,511	32,016	14,750	17,530
Other operating expenses	22,620	24,095	28,119	13,449	15,112
General and administrative expenses	26,563	26,911	29,624	15,668	16,005
Depreciation expense	15,647	14,838	16,219	7,553	8,824
Pre-opening costs	267	1,521	2,051	1,130	719
Impairment and loss on disposal of property and equipment	2,952	365	994	78	79

Total expenses	219,802	229,768	266,349	127,620	142,017

Income from operations	771	8,198	8,565	3,917	4,913
Interest expense	519	495	541	251	233
Other expense	9	1	6	—	2

Income before income taxes	243	7,702	8,018	3,666	4,678
Income tax expense (benefit) (1)	773	537	(15,994)	682	1,886

Net income (loss)	(530)	7,165	24,012	2,984	2,792
Net income (loss) attributable to non-controlling interests (2)	—	—	(34)	(39)	15

Net income (loss) attributable to Potbelly Corporation	$(530)	$7,165	$24,046	$3,023	$2,777

Accretion of redeemable convertible preferred stock to maximum redemption value	(45,992)	(17,410)	(10,495)	(8,342)	(10,301)

Net income (loss) attributable to common stockholders	$(46,522)	$(10,245)	$13,551	$(5,319)	$(7,524)

Net income (loss) per common share attributable to common stockholders (3):
Basic	$(9.34)	$(2.35)	$0.72	$(1.34)	$(1.77)
Diluted	$(9.34)	$(2.35)	$0.66	$(1.34)	$(1.77)
Weighted average shares outstanding:
Basic	4,978,621	4,359,930	4,013,414	3,972,873	4,241,752
Diluted	4,978,621	4,359,930	4,388,822	3,972,873	4,241,752
Unaudited pro forma net income per common share attributable to common stockholders (4):
Basic			$1.06		$0.12
Diluted			$1.06		$0.12
Unaudited pro forma weighted average shares outstanding (4):
Basic			22,692,897		22,715,451
Diluted			22,729,850		23,002,313

Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$18,780	$20,121	$25,085	$12,050	$13,755
Investing activities	(6,243)	(17,758)	(25,936)	(12,790)	(14,411)
Financing activities	(4,382)	(7,197)	(700)	173	(193)

Selected Other Data:
Total company-operated shops (end of period)	218	234	264	247	280
Change in company-operated comparable store sales	1.8%	1.7%	3.4%	4.8%	1.5%
Operating income margin (5)	0.3%	3.4%	3.1%	3.0%	3.3%
Shop-level profit margin (6)	20.9%	21.6%	20.7%	21.3%	20.5%
Capital expenditures	$6,243	$17,758	$25,936	$12,790	$14,411
Adjusted EBITDA (7)	$21,052	$26,752	$31,451	$14,907	$16,183
Adjusted EBITDA margin (7)	9.5%	11.2%	11.4%	11.3%	11.0%

	December 26, 2010	December 25, 2011	December 30, 2012	June 30, 2013
				Actual	Pro Forma (8)	Pro Forma As Adjusted (9)
		($ in thousands)
Balance Sheet Data:
Cash and cash equivalents	$28,980	$24,146	$22,595	$21,746	$21,747	41,834
Working capital (deficit)	14,764	16,490	15,170	14,490	(35,363)	34,578
Total assets	98,424	99,110	126,699	132,560	132,561	151,230
Total debt	9,313	15,243	15,169	15,132	15,132	1,132
Total redeemable convertible preferred stock	228,544	239,848	250,343	260,644	—	—
Total equity (deficit)	(169,643)	(185,302)	(168,728)	(175,095)	35,697	118,220

(1)	The fiscal year ended December 30, 2012 included a $16.9 million tax benefit related to the release of a valuation allowance against substantially all of our deferred tax assets.
(2)	Non-controlling interests represent the non-controlling partner’s share of the assets, liabilities and operations related to the joint venture investment in Potbelly Airport II Boston, LLC, related to one shop located in the Boston Logan International Airport. We own a seventy-five percent interest in this consolidated joint venture.
(3)	Net income (loss) per common share attributable to common stockholders is calculated under the two-class method, as our redeemable convertible preferred stock participates in the undistributed earnings of the company. Earnings of the company are allocated between the common and preferred stockholders to account for the accretion of the redeemable convertible preferred stock to its maximum redemption value, thereby reducing the earnings of the company attributable to common stockholders. Except for 2012, for the periods presented, this resulted in net losses attributable to common stockholders, in total and on a per share basis, as the net income attributable to the company (if any) was exceeded by the change in maximum redemption value of the redeemable convertible preferred stock.
(4)	Pro forma net income per common share attributable to stockholders and the number of weighted average common shares used in computing pro forma net income per common share attributable to stockholders reflects the number of additional shares that would have been required to be issued to generate sufficient proceeds to fund the payment of the dividend that is payable from the net proceeds of our initial public offering based on an assumed offering price of $12.50 per share (the midpoint of the price range set forth on the cover page of this prospectus) and the conversion of all of our outstanding redeemable convertible preferred stock into, and the exercise of all outstanding Series F warrants for, common stock upon the closing of a qualified public offering as if such conversion had occurred as of the beginning of the fiscal year. See “Related Party Transactions—Arrangements with Our Investors.”
(5)	Income (loss) from operations as a percentage of total revenues.
(6)	Shop-level profit is not required by, or presented in accordance with, GAAP, and is defined as income (loss) from operations less franchise royalties and fees, general and administrative expenses, depreciation expense, pre-opening costs and impairment and loss on disposal of property and equipment. Shop-level profit is a supplemental measure of operating performance of our shops and our calculation thereof may not be comparable to that reported by other companies. Shop-level profit margin represents shop-level profit expressed as a percentage of net company-operated sandwich shop sales. Shop-level profit and shop-level profit margin have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP. Management believes shop-level profit margin is an important tool for investors because it is a widely used metric within the restaurant industry to evaluate restaurant-level productivity, efficiency and performance. Management uses shop-level profit margin as a key metric to evaluate the profitability of incremental sales at our shops, to evaluate our shop performance across periods and to evaluate our shop financial performance compared with our competitors. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of shop-level profit margin and other key performance indicators.

A reconciliation of shop-level profit to income (loss) from operations and a calculation of shop-level profit margin is provided below:

	Fiscal Year Ended			26 Weeks Ended
	December 26, 2010	December 25, 2011	December 30, 2012	June 24, 2012	June 30, 2013
	($ in thousands)
Income (loss) from operations	$771	$8,198	$8,565	$3,917	$4,913
Less: Franchise royalties and fees	—	503	844	343	463
General and administrative expenses	26,563	26,911	29,624	15,668	16,005
Depreciation expense	15,647	14,838	16,219	7,553	8,824
Pre-opening costs	267	1,521	2,051	1,130	719
Impairment and loss on disposal of property and equipment	2,952	365	994	78	79

Shop-level profit [Y]	$46,200	$51,330	$56,609	$28,003	$30,077

Total revenues	$220,573	$237,966	$274,914	$131,537	$146,930
Less: Franchise royalties and fees	—	503	844	343	463

Sandwich shop sales, net [X]	$220,573	$237,463	$274,070	$131,194	$146,467

Shop-level profit margin [Y÷X]	20.9%	21.6%	20.7%	21.3%	20.5%

(7)	Adjusted EBITDA has been presented in this prospectus and is a supplemental measure of financial performance that is not required by, or presented in accordance with, GAAP. We define adjusted EBITDA as net income (loss) before depreciation and amortization expense, interest expense, provision for income taxes and pre-opening costs, adjusted to eliminate the impact of other items set forth in the reconciliation below, including certain non-cash as well as certain other items that we do not consider representative of our ongoing operating performance. Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by total revenues. Adjusted EBITDA has limitations as an analytical tool and our calculation thereof may not be comparable to that reported by other companies; accordingly, you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Adjusted EBITDA is included in this prospectus because it is a key metric used by management. Additionally, adjusted EBITDA is frequently used by analysts, investors and other interested parties to evaluate companies in our industry. We use adjusted EBITDA, alongside other GAAP measures such as operating income (loss) and net income (loss), to measure profitability, as a key profitability target in our annual and other budgets, and to compare our performance against that of peer companies. We believe that adjusted EBITDA provides useful information facilitating operating performance comparisons from period to period and company to company.

A reconciliation of adjusted EBITDA to net income (loss) attributable to Potbelly Corporation is provided below:

	Fiscal Year Ended			26 Weeks Ended
	December 26, 2010	December 25, 2011	December 30, 2012	June 24, 2012	June 30, 2013
	($ in thousands)
Net income (loss) attributable to Potbelly Corporation	$(530)	$7,165	$24,046	$3,023	$2,777
Depreciation expense	15,647	14,838	16,219	7,553	8,824
Interest expense	519	495	541	251	233
Income tax expense (benefit)	773	537	(15,994)	682	1,886
Impairment and closures (a)	3,344	672	1,181	265	87
Pre-opening costs (b)	267	1,521	2,051	1,130	719
Stock-based compensation (c)	1,032	1,524	2,825	1,893	1,142
Costs associated with an initial public offering (d)	—	—	582	110	515

Adjusted EBITDA	$21,052	$26,752	$31,451	$14,907	$16,183

(a)	Includes costs related to impairment of long-lived assets, gain or loss on disposal of property and equipment and shop closure expenses.
(b)	Includes expenses directly associated with the opening of new shops and are incurred prior to the opening of the shop.
(c)	Includes non-cash stock-based compensation.
(d)	Includes costs associated with legal, accounting and other costs associated with the initial public offering that are not directly related to our registration statement.

(8)	Assumes the effect of our board of directors’ declaration of a cash dividend to holders of our common and preferred shares to be paid from the net proceeds of the initial public offering and conversion of all outstanding shares of all series of our preferred stock into, and the exercise of all outstanding Series F warrants for, an aggregate of 16,383,575 shares of common stock prior to the completion of this offering, and excludes, as of September 26, 2013, outstanding options to purchase 4,745,577 shares of our common stock at a weighted average exercise price of $8.99 per share, of which options to purchase 4,247,662 shares at a weighted average exercise price of $8.62 were vested as of such date, and an exercisable warrant to purchase 241,704 shares of our common stock at a price of $8.16 per share.
(9)	Gives effect to the transactions described in footnote 8 and the sale of 7,353,558 shares of common stock in this offering by us at the estimated initial public offering price of $12.50 per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated expenses payable by us, the issuance of an additional 21,042 shares of common stock that are expected to be issued and sold in this offering upon the cashless exercise of stock options by certain selling stockholders and the application of the net proceeds of this offering as described under “Use of Proceeds” as if the events had occurred on June 30, 2013.

The company has amended the “Use of Proceeds” section to read as follows:

USE OF PROCEEDS

We estimate that the net proceeds we will receive from the sale of 7,353,558 shares of our common stock in this offering, after deducting underwriter discounts and commissions and estimated expenses payable by us, will be approximately $83.9 million (approximately $97.0 million if the underwriters exercise their option to purchase 1,125,000 additional shares in full). This estimate assumes an initial public offering price of $12.50 per share, the midpoint of the price range set forth on the cover page of this prospectus.

A $1.00 increase (decrease) in the assumed initial public offering price of $12.50 per share would increase (decrease) the net proceeds to us from this offering by $6.8 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

We intend to use the net proceeds from the sale of common stock by us in this offering:

(i)	to pay a previously-declared cash dividend of approximately $49.9 million on shares of our common and preferred stock outstanding on the day immediately prior to the closing date of this offering. Our executive officers, directors, beneficial owners of 5.0% or more of our outstanding shares of capital stock, and affiliated entities, will receive approximately $43.0 million, or 86.2%, of such dividend amount;

(ii)	to repay borrowings under our credit facility, which expires in September 2017. As of June 30, 2013, we had $14.0 million outstanding under the credit facility with a weighted average interest rate of 1.35%; and

(iii)	for working capital and general corporate purposes, such as to continue to maintain our existing shops and to support our growth, primarily through opening new shops.

Pending such use, we may also invest the net proceeds in short- and intermediate-term interest-bearing obligations.

We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. See “Principal and Selling Stockholders.”

The company has amended the “Capitalization” section to read as follows:

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2013:

•	on an actual basis;

•

on a pro forma basis to give effect to the conversion of all outstanding shares of all series of our preferred stock into, and the exercise of all outstanding Series F warrants for, common stock prior to this offering and our board of directors’ declaration of a cash dividend to holders of our common and preferred shares to be paid from the net proceeds of the initial public offering; and

•

on a pro forma as adjusted basis to give effect to the transactions described in the bullet immediately above and (1) the sale of 7,353,558 shares of common stock in this offering by us at the estimated initial public offering price of $12.50 per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated expenses payable by us and (2) the application of the net proceeds of this offering as described under “Use of Proceeds,” including the payment of the previously-declared cash dividend on shares of our common and preferred stock outstanding on the day immediately prior to the closing date of this offering, as if the events had occurred on June 30, 2013.

This table should be read in conjunction with “Use of Proceeds,” “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of June 30, 2013
	Actual	Pro Forma (1)	Pro Forma As Adjusted (1)
	(in thousands)
Cash and cash equivalents(2)	$21,746	$21,747	$41,834

Long-term debt, including current portion:
Credit facility	$14,000	$14,000	$—
Note payable	1,132	1,132	1,132

Total long-term debt	15,132	15,132	1,132

Redeemable convertible preferred stock, $0.01 par value—17,183,632 shares authorized and 16,086,375 shares issued and outstanding on an actual basis; 17,183,632 shares authorized and no shares issued and outstanding on a pro forma basis; and 10,000,000 shares authorized and no shares issued and outstanding on a pro forma as adjusted basis	260,644	—	—

Equity (deficit):
Common stock, $0.01 par value—35,500,000 shares authorized and 4,248,360 issued and outstanding on an actual basis; 35,500,000 shares authorized and 20,631,935 shares issued and outstanding on a pro forma basis; and 200,000,000 shares authorized and 28,006,535 shares issued and outstanding on a pro forma as adjusted basis	42	206	280
Warrants	1,474	908	908
Additional paid-in-capital	—	211,194	293,641
Accumulated deficit	(176,822)	(176,822)	(176,820)

Total stockholders’ equity (deficit)	(175,306)	35,486	118,009
Non-controlling interests	211	211	211

Total equity (deficit)	(175,095)	35,697	118,220

Total capitalization	$100,681	$50,829	$119,352

(1)	Assumes the effect of our board of directors’ declaration of a cash dividend to holders of our common and preferred shares to be paid from the net proceeds of the initial public offering and conversion of all outstanding shares of all series of our preferred stock into, and the exercise of all outstanding Series F warrants for, an aggregate of 16,383,575 shares of common stock prior to the completion of this offering, and excludes, as of September 26, 2013, outstanding options to purchase 4,745,577 shares of our common stock at a weighted average exercise price of $8.99 per share, of which options to purchase 4,247,662 shares at a weighted average exercise price of $8.62 were vested as of such date (except for an assumed 21,042 shares that will be issued and sold in this offering by certain selling stockholders upon the cashless exercise of options to purchase 82,000 shares, assuming an initial public offering price of $12.50 per share, which are included in shares of common stock to be outstanding after this offering), and an exercisable warrant to purchase 241,704 shares of our common stock at a price of $8.16 per share. See “Executive and Director Compensation” and “Related Party Transactions.”

(2)	Other than the underwriting discounts and commissions, we expect the estimated offering expenses payable by us to be approximately $3.7 million, of which $2.1 million were paid prior to June 30, 2013.

The company has amended the “Dilution” section to read as follows:

DILUTION

If you invest in our common stock, your ownership interest will experience immediate book value dilution to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering. Dilution results from the fact that the initial public offering price per share of the common stock is substantially in excess of the net tangible book value per share of common stock attributable to the existing stockholders for the presently outstanding shares of common stock. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of our common stock outstanding.

Our pro forma net tangible book value at June 30, 2013 was approximately $15.9 million, or $0.77 per share of our common stock, after taking into account the conversion of our outstanding shares of our preferred stock and the exercise of our outstanding Series F warrants but before giving effect to this offering. Dilution in net tangible book value per share represents the difference between the amount per share that you pay in this offering and the net tangible book value per share immediately after this offering.

After giving effect to our sale of shares in this offering and the conversion of our outstanding shares of our preferred stock and the exercise of our outstanding Series F warrants, assuming an initial public offering price of $12.50 per share (the midpoint of the price range set forth on the cover page of this prospectus), and the application of the estimated net proceeds as described under “Use of Proceeds,” our pro forma as adjusted net tangible book value at June 30, 2013 would have been approximately $98.4 million, or $3.51 per share of common stock. This represents an immediate increase in net tangible book value per share of $2.74 to existing stockholders and an immediate and substantial dilution of $8.99 per share to new investors. The following table illustrates this dilution per share.

Assumed initial public offering price per share of common stock		$12.50
Pro forma net tangible book value per share at June 30, 2013	$0.77
Increase per share attributable to new investors in the offering	2.74

Pro forma as adjusted net tangible book value per share of common stock after this offering		$3.51

Dilution per share to new investors		$8.99

If the underwriters were to fully exercise their option to purchase additional shares of our common stock, the pro forma as adjusted net tangible book value per share of our common stock after giving effect to this offering would be $3.98 per share of our common stock. This represents an increase in net tangible book value of $3.21 per share of our common stock to existing stockholders and dilution of $8.52 per share of our common stock to new investors.

A $1.00 increase (decrease) in the assumed initial public offering price of $12.50 per share of our common stock would increase (decrease) our net tangible book value after giving effect to the offering by $6.8 million, or by $0.24 per share of our common stock, assuming no change to the number of shares of our common stock offered by us as set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The following table sets forth, as of June 30, 2013, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and to be paid by new investors purchasing shares of common stock in this offering, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration	Average price per share
	Number	Percent	Amount (in thousands)	Percent
Existing stockholders	20,652,977	73.7%	$154,269	62.7%	$7.47
New investors	7,353,558	26.3	91,919	37.3	12.50

Total	28,006,535	100.0%	$246,188	100.0%

If the underwriters were to exercise in full their option to purchase additional shares of our common stock, the percentage of shares of our common stock held by existing stockholders would be 70.9%, and the percentage of shares of our common stock held by new investors would be 29.1%.

The discussion and tables above assume the conversion of all outstanding shares of our preferred stock into, and the exercise of all outstanding Series F warrants for, an aggregate of 16,383,575 shares of common stock prior to the completion of this offering and excludes, as of September 26, 2013:

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outstanding options to purchase 4,745,577 shares of our common stock at a weighted average exercise price of $8.99 per share, of which options to purchase 4,247,662 shares at a weighted average exercise price of $8.62 were vested as of such date (except for an assumed 21,042 shares that will be issued and sold in this offering by certain selling stockholders upon the cashless exercise of options to purchase 82,000 shares, assuming an initial public offering price of $12.50 per share, which are included in shares of common stock to be outstanding after this offering), and an exercisable warrant to purchase 241,704 shares of our common stock at a price of $8.16 per share; and

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1,500,000 shares of our common stock reserved for future grants under our 2013 Long-Term Incentive Plan, including options to purchase 395,000 shares of our common stock with exercise prices equal to the initial public offering price to be granted effective with this offering.

To the extent any outstanding options or other equity awards are exercised or become vested or any additional options or other equity awards are granted and exercised or become vested or other issuances of shares of our common stock are made, there may be further economic dilution to new investors.

The company has filed a registration statement (including the Preliminary Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement for more complete information about the company and this offering. The Preliminary Prospectus may be accessed at: http://www.sec.gov/Archives/edgar/data/1195734/000119312513373931/d435665ds1a.htm. On October 2, 2013, the issuer filed Amendment No. 4, which may be accessed at http://www.sec.gov/Archives/edgar/data/1195734/000119312513373931/d435665ds1a.htm.

You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-866-500-5408 or Goldman, Sachs & Co. at 1-866-471-2526.